                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of October, 2001


                                  WAVECOM S.A.

                             12, boulevard Garibaldi
                    F-92442 Issy-Les-Moulineaux Cedex, France
                            Tel: 00 33 1 46 29 08 00
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                            Form 20-F X   Form 40-F ___
                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  Yes ___   No X
                                              ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

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[WAVECOM LOGO]

                                                           FOR IMMEDIATE RELEASE

CONTACT:

WAVECOM                                          CITIGATE DEWE ROGERSON (U.S.)
Deborah Choate, Chief Financial Officer          Maria Mendoza/Nancy Campbell
deborah.choate@wavecom.fr                        maria.mendoza@citigatedr-ny.com
Phone: (33) 1-46-29-08-07                        Phone: (212) 688-6840


      WAVECOM REACHES OPERATING PROFITABILITY IN THE THIRD QUARTER AND NET
                PROFITABILITY FOR THE FIRST NINE MONTHS OF 2001


 QUARTERLY SALES INCREASE 453% YEAR-OVER-YEAR AND 21% SEQUENTIALLY; GROSS MARGIN
                              CONTINUES TO IMPROVE


Issy-les-Moulineaux, France - October 30, 2001 - Wavecom S.A. (NASDAQ: WVCM; Nouveau Marche: 7306), a leading developer of digital Wireless Standard Modules (WISMO(TM)), today announced operating results for the quarter ended September 30, 2001. All results are unaudited and reported in accordance with U.S. generally accepted accounting principles.

Total revenues for the third quarter of 2001 totaled a record Euro 89.6 million, an increase of 453% over revenues of Euro 16.2 million in the third quarter of 2000, and a 21.4% increase over second quarter 2001 revenues of Euro 73.8 million. Product revenues for this year's third quarter rose 482% to Euro 89.0 million, compared with Euro 15.3 million for the same period last year, and an increase of 22.9% over product revenues of Euro 72.4 million in the prior quarter of 2001. Third quarter sales of WISMO modules grew significantly to Euro
82.9 million from Euro 8.4 million year-over-year, and wireless modem sales decreased to Euro 6.0 million versus Euro 6.9 million in the comparable period a year ago.

Wavecom's revenue growth in the third quarter reflects primarily the continued strength of handset sales to existing customers in the expanding Asia-Pacific market. The Company benefited from its recent increase in manufacturing capacity and improved efficiency, particularly for WISMO modules, as total product shipments grew to 1.1 million units in the third quarter from 865,000 units in this year's second quarter.

"During the third quarter, we made significant progress on our stated goals of reducing component costs, improving margins, and most importantly, achieving operational profitability, which occurred ahead of schedule," said Michel Alard, Wavecom's Chairman. "In addition to the significant increase in our product sales over last year's third quarter, we were also able to grow revenues on a sequential basis, despite very challenging global economic conditions, and we remain confident for the fourth quarter."

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[WAVECOM LOGO]


Mr. Alard continued: "While the majority of our sales in the third quarter were made to telephony customers in China and Korea, we continue to focus on future growth opportunities in other key markets around the world and are pursuing all of our long-term strategic objectives. Just last week, we announced that Handspring's new Treo line of wireless communicators are being powered by WISMO technology, further establishing Wavecom's footprint in the U.S."

Third quarter product sales by direct channels accounted for 87.8% of all product revenues, with sales by indirect channel sales representing 12.2%. Direct product sales by target market were: Telephony, 80.1%; Multimedia, 15.6%; Automotive, 1.8%; and Telemetry, 2.5%.

Product gross margins in the third quarter were 21.2% compared to gross margins of 17.4% in Q3 2000, and improved from 17.2% on a sequential basis. Higher gross margins in the third quarter were the result of greater efficiencies and reduced costs, particularly for key components entering the manufacturing process, offset by ongoing reductions in average selling prices.

Third quarter 2001 service revenues were Euro 0.6 million compared with Euro 0.9 million in the third quarter of 2000. As of September 30, 2001, Wavecom had Euro
2.8 million in deferred revenue on its balance sheet for contracted development work on products still in process.

The Company had operating income of Euro 1.5 million in the third quarter of 2001, compared with an operating loss of Euro 4.6 million a year ago and an operating loss of Euro 686,000 in the second quarter of 2001. Third quarter operating expenses were Euro 16.7 million versus Euro 6.9 million a year ago, and compared with Euro 13.5 million in the previous quarter. Wavecom's increase in quarterly operating expenses reflects higher research and product development costs, as well as higher sales and marketing expenses as the Company prepares to launch its next generation of products. Expenses continued to decline as a percentage of revenue to 18.7% in Q3 2001 from 42.6% last year and remained fairly stable compared to 18.3% in Q2 2001.

Wavecom reported net income of Euro 4.2 million, or Euro 0.29 per share (Euro
0.27 on a diluted basis), for this year's third quarter compared with a net loss of Euro 3.5 million, or Euro 0.24 per share, for the same period last year, and net income of Euro 433,000, or Euro 0.03 per share (basic and diluted), for the second quarter of 2001.

For the nine months ended September 30, 2001, total revenues were Euro 217.3 million compared with Euro 34.7 million for the same period a year ago. Product revenues for the first nine months of 2001 were Euro 212.6 million versus Euro
33.4 million for the first nine months of 2000. Service revenues for the nine months ended September 30, 2001 rose to Euro 4.7 million from Euro 1.2 million for the comparable period last year.

For the first nine months of 2001, Wavecom reported an operating loss of Euro
1.5 million compared with an operating loss of Euro 14.3 million for the year-ago period. Net income for the nine months ended September 30, 2001 was Euro 3.1 million, or Euro 0.21 per share

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[WAVECOM LOGO]


(Euro 0.20 on a diluted basis), compared with a net loss of Euro 12.9 million, or Euro 0.93 per share, last year.

As of September 30, 2001, Wavecom had Euro 101.5 million in cash, cash equivalents and short-term investments, down slightly from Euro 102.3 million at June 30, 2001. Product backlog at September 30, 2001 increased to Euro 134 million, compared with Euro 116 million at June 30, 2001 as demand for Wavecom's products remained strong.


ABOUT WAVECOM
A world pioneer in innovative wireless solutions, Wavecom was the first company to commercialize GSM technology in the form of a standard module, the WISMO, making wireless technology available to everyone. WISMO modules are compact devices that include all of the hardware, software and other technology needed to enable wireless communications over the GSM/GPRS and future 3G networks. WISMO modules enable any equipment or system to communicate without a fixed line connection. Applications include mobile telephones, automotive navigation and information systems, personal digital assistants with wireless communications functions, and devices enabling communication between vending machines or utility meters and control centers.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC) and San Diego (USA), with a total headcount of
470. Company revenues totalled 65.6 million euros in 2000 and 217.3 million euros for the nine months ended September 30, 2001. Wavecom is publicly traded on the Nouveau Marche exchange in Paris and the NASDAQ National Market exchange in the U.S.
                                 WWW.WAVECOM.COM



THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT RELATE TO THE COMPANY'S PLANS, OBJECTIVES, ESTIMATES AND GOALS. WORDS SUCH AS "EXPECTS," "ANTICIPATES," "INTENDS," "PLANS," "BELIEVES" AND "ESTIMATES," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S BUSINESS IS SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING PROBABLE VARIABILITY IN THE COMPANY'S QUARTERLY OPERATING RESULTS, MANUFACTURING CAPACITY CONSTRAINTS, DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS, VARIABILITY IN PRODUCTION YIELDS, DEPENDENCE ON THIRD PARTIES AND RISKS ASSOCIATED WITH MANAGING GROWTH. THESE AND OTHER RISKS AND UNCERTAINTIES, WHICH ARE DESCRIBED IN MORE DETAIL IN THE COMPANY'S MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, COULD CAUSE THE COMPANY'S ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY ANY OF THESE FORWARD-LOOKING STATEMENTS.


                            -FINANCIAL TABLES FOLLOW-

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                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.



                                                                   THREE MONTHS ENDED SEPTEMBER 30,

                                                                  2000           2001           2001
                                                               ------------   ------------   -----------
                                                                  Euro           Euro           USD

Revenues :
   Product sales............................................       15,322         88,972        80,956
   Technology development and other services................          896            582           530
                                                               ------------   ------------   -----------
                                                                   16,218         89,554        81,486
Cost of revenues :
   Product sales............................................       12,658         70,094        63,779
   Technology development and other services................        1,295          1,231         1,120
                                                               ------------   ------------   -----------
                                                                   13,953         71,325        64,899
                                                               ------------   ------------   -----------
Gross profit................................................        2,265         18,229        16,587
Operating expenses :
   Research and development.................................        3,888          9,162         8,337
   Sales and marketing......................................        1,271          3,320         3,021
   General and administrative...............................        1,303          3,767         3,428
   Amortization of goodwill.................................            -             69            63
   Amortization of deferred stock-based compensation........          439            431           392
                                                               ------------   ------------   -----------
      Total operating expenses..............................        6,901         16,749        15,241
                                                               ------------   ------------   -----------
Operating income (loss).....................................       (4,636)         1,480         1,346
Interest income, net........................................        1,198            951           865
Foreign exchange gain (loss)................................          (65)         1,243         1,131
                                                               ------------   ------------   -----------
                                                                    1,133          2,194         1,996
                                                               ------------   ------------   -----------
Income (loss) before minority interests and income taxes......     (3,503)         3,674         3,342
Minority interests............................................          -           (324)         (295)
                                                               ------------   ------------   -----------
Income (loss) before income taxes.............................     (3,503)         3,998         3,637
Income tax expense (benefit)..................................          -           (223)         (203)
                                                               ------------   ------------   -----------
Net income (loss).............................................     (3,503)         4,221         3,840
                                                               ============   ============   ===========
Basic net income (loss) per share.............................      (0.24)          0.29          0.26
                                                               ============   ============   ===========
Diluted net income (loss) per share...........................      (0.24)          0.27          0.25
                                                               ============   ============   ===========
Number of shares used for computing :
   - basic net income (loss) per share........................  14,605,598     14,718,631    14,718,631
   - diluted net income (loss) per share......................  14,605,598     15,384,206    15,384,206

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

                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.



                                                                    NINE MONTHS ENDED SEPTEMBER 30,
                                                               -----------------------------------------

                                                                  2000           2001           2001
                                                               ------------   ------------   -----------
                                                                  Euro           Euro           USD

Revenues :
   Product sales..........................................         33,426        212,632        193,474
   Technology development and other services..............          1,236          4,717          4,292
                                                               ------------   ------------   -----------
                                                                   34,662        217,349        197,766
Cost of revenues :
   Product sales..........................................         25,751        173,550        157,913
   Technology development and other services..............          3,149          3,039          2,765
                                                               ------------   ------------   -----------
                                                                   28,900        176,589        160,678
                                                               ------------   ------------   -----------
Gross profit..............................................          5,762         40,760         37,088
Operating expenses :
   Research and development...............................         11,198         22,451         20,428
   Sales and marketing....................................          3,978          8,487          7,722
   General and administrative.............................          3,594          9,833          8,947
   Amortization of goodwill...............................              -            209            190
   Amortization of deferred stock-based compensation......          1,318          1,293          1,177
                                                               ------------   ------------   -----------
      Total operating expenses............................         20,088         42,273         38,464
                                                               ------------   ------------   -----------
Operating loss............................................        (14,326)        (1,513)        (1,376)
Interest income, net......................................          1,543          3,032          2,759
Foreign exchange gain (loss)..............................           (105)           330            300
                                                               ------------   ------------   -----------
                                                                    1,438          3,362          3,059
                                                               ------------   ------------   -----------
Income (loss) before minority interests and income taxes..        (12,888)         1,849          1,683
Minority interests........................................              -           (573)          (521)
                                                               ------------   ------------   -----------
Income (loss) before income taxes.........................         (12,888)         2,422         2,204
Income tax expense (benefit)..............................               -           (686)         (624)
                                                               ------------   ------------   -----------
Net income (loss).........................................         (12,888)         3,108         2,828
                                                               ============   ============   ===========
Basic net income (loss) per share.........................           (0.93)          0.21          0.19
                                                               ============   ============   ===========
Diluted net income (loss) per share.......................           (0.93)          0.20          0.18
                                                               ============   ============   ===========

Number of shares used for computing :
   - basic net income (loss) per share....................      13,881,280     14,714,726    14,714,726
   - diluted net income (loss) per share..................      13,881,280     15,405,702    15,405,702

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                                  WAVECOM S.A.

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.



                                                           AT DECEMBER 31,    AT SEPTEMBER 30,
                                                                           ---------------------
                                                                2000         2001         2001
                                                              --------     --------     --------
                                                                Euro         Euro         USD
                                      ASSETS

Current assets :
   Cash and cash equivalents .............................     69,224       98,578       89,696
   Short-term investments ................................     26,807        2,968        2,701
   Accounts receivable, net ..............................     26,774       49,868       45,375
   Inventory, net ........................................     11,330        7,329        6,669
   Value added tax recoverable ...........................      1,733        2,541        2,312
   Prepaid expenses and other current assets .............      2,847        6,896        6,275
                                                              --------     --------     --------
      Total current assets ...............................    138,715      168,180      153,027
   Property and equipment, net ...........................     10,067       13,395       12,188
   Goodwill, net .........................................      1,279        1,105        1,005
   Long-term investments .................................      4,078        4,078        3,711
   Other assets ..........................................      4,159        5,840        5,314
                                                              --------     --------     --------
      Total assets .......................................    158,298      192,598      175,245
                                                              ========     ========     ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
   Overdraft facility ....................................        529            -            -
   Accounts payable ......................................     32,627       54,807       49,868
   Accrued compensation ..................................      3,302        3,876        3,527
   Other accrued expenses ................................      6,201       15,418       14,029
   Current portion of loans ..............................        634          488          444
   Current portion of capitalized lease obligations ......        794          278          253
   Deferred revenue and advances received from customers..      4,200        2,840        2,584
   Other liabilities .....................................        670          404          368
                                                              --------     --------     --------
      Total current liabilities ..........................     48,957       78,111       71,073

Long-term portion of capitalized lease obligations .......        166          169          154
                                                              --------     --------     --------
      Total long-term liabilities ........................        166          169          154

Minority interests .......................................      1,165          591          538

Shareholders' equity :
Shares, Euro 1 nominal value, 14,751,465 shares issued
   and outstanding at September 30, 2001 (14,682,281 at
   December 31, 2000).....................................     14,682       14,751       13,422
Additional paid-in capital ...............................    132,993      133,486      121,459
Deferred compensation ....................................     (3,606)      (2,188)      (1,991)
Retained earnings (deficit) ..............................    (34,979)     (31,873)     (29,001)
Cumulative translation adjustment ........................     (1,080)        (449)        (409)
                                                              --------     --------     --------
      Total shareholders' equity .........................    108,010      113,727      103,480
                                                              --------     --------     --------
      Total liabilities and shareholders' equity .........    158,298      192,598      175,245
                                                              ========     ========     ========

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                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.


                                                               NINE MONTHS ENDED SEPTEMBER 30,
                                                              --------------------------------

                                                                2000        2001        2001
                                                              --------    --------    --------
                                                               Euro         Euro         USD

Cash flows from operating activities :
Net income (loss) ........................................    (12,888)      3,108       2,828
Adjustments to reconcile net loss to net cash provided from
   operating activities :
   Depreciation and amortization of property and equipment      2,068       3,587       3,264
   Amortization of goodwill ..............................          -         209         190
   Amortization of deferred stock-based compensation .....      1,319       1,293       1,177
   Minority interests ....................................          -        (573)       (521)
   Gain (loss) on sales of fixed assets ..................          6          (1)          -
   Net increase in cash from working capital items .......      2,359       4,928       4,484
                                                              -------     -------     -------
          Net cash (used) provided by operating activities     (7,136)     12,551      11,422
                                                              -------     -------     -------
   Cash flows from investing activities :
      Final payment on Arguin acquisition ................          -         462         420
      Disposal of short-term investments .................          -      23,838      21,690
      Purchases of property and equipment ................     (5,519)     (6,756)     (6,147)
      Proceeds from sale of property and equipment .......         24           -           -
                                                              -------     -------     -------
          Net cash (used) provided for investing
             activities ..................................     (5,495)     17,544      15,963
                                                              -------     -------     -------
Cash flows from financing activities :
   Net decrease in overdrafts and lines of credit ........          -        (529)       (481)
   Proceeds from loans ...................................        340           -           -
   Repayment of loans ....................................        (76)       (146)       (133)
   Principal payments on capital lease obligations .......       (797)       (676)       (615)
   Proceeds from public equity offerings, net of
      underwriters' commissions ..........................     98,331           -           -
   Public offerings costs ................................     (1,189)          -           -
   Exercise of stock options and founders' warrants ......          -         209         190
                                                              -------     -------     -------
          Net cash provided (used) by financing activities     96,609      (1,142)     (1,039)
Effect of exchange rate changes on cash and cash
   equivalents ...........................................         47         401         365
                                                              -------     -------     -------
Net increase in cash and cash equivalents ................     84,025      29,354      26,711
Cash and cash equivalents, beginning of period ...........     22,080      69,224      62,987
                                                              -------     -------     -------
Cash and cash equivalents, end of period .................    106,105      98,578      89,698
                                                              =======     =======     =======

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                                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             WAVECOM S.A.




Date: 31 October 2001                        By:     /s/ Deborah Choate
     -------------------                            ---------------------------
                                                         Deborah Choate
                                                         Chief Financial Officer